02035252

RECD S.E.C.
MAY 8 2002
080

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date: May 8, 2002

Koninklijke Ahold N.V.
(Exact name of registrant as specified in charter)

Royal Ahold
(Translation of registrant's name into English)

The Netherlands
(Jurisdiction of organization)

PROCESSED
MAY 2 3 2002
THOMSON
FINANCIAL

Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
(Address of principal executive offices)

Registrant's telephone number, international: + 31-75-659-9111

0-18898
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On May 7, 2002, Koninklijke Ahold N.V. announced the results of its Annual General Meeting of Stockholders held on May 7, 2002. A copy of the press release is attached hereto as Exhibit 1.

LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:

Exhibits	Description
1.	Press release dated May 7, 2002.

Exhibit 1

Ahold

Press Release

Royal Ahold
Public Relations

Date: May 7, 2002
For more information: +31 75 659 57 20

Heineken's Karel Vuursteen joins Ahold Supervisory Board

Ahold stockholders adopt financial statements, dividend

Zaandam, The Netherlands, May 7, 2002 – Ahold, the international food retailer and foodservice operator, welcomed almost 1,000 stockholders representing approximately 406 million common shares to its Annual General Meeting in The Hague.

Financial statements, final dividend and agenda points all adopted
Stockholders adopted Ahold's financial statements and the company's 2001 final dividend proposal.
Stockholders can elect to receive the final dividend of Euro 0.51 (2000: Euro 0.45) per common share of Euro 0.25 par value in cash or in the form of a 2% pay-out in common shares. The dividend will be made payable as of May 17, 2002. The total dividend for 2001, including the interim dividend of Euro 0.22 (2000: Euro 0.18) made payable in September 2001, amounts to Euro 0.73 (2000: Euro 0.63) per common share.

Stockholders also adopted all other proposals on the agenda, including the appointment to the Supervisory Board of Karel Vuursteen, former Chairman of the Executive Board of Heineken N.V.

Ahold is a multi-local food retail and foodservice company serving 40 million customers in 28 countries with 2001 consolidated net sales of Euro 66.6 billion.

Ahold Public Relations: +31.75.659.5720
Mobile: Annemiek Louwers, +31.6.53.98.16.06, Nick Gale: +31.6.55.77.22.83

Albert Heijnweg 1, Zaandam
P.O. Box 3050, 1500 HB Zaandam
The Netherlands
Phone: +31 (0)75 659 5720
Fax: +31 (0)75 659 8302

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE AHOLD N.V.

Date: May 8, 2002

By: ______________________
Name: A.M. Meurs
Title: Executive Vice President & CFO